Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)

Union Pacific Corporation and Subsidiary Companies

Millions, Except for Ratios
for the Six Months Ended June 30,	2011	2010
Fixed charges:
Interest expense including amortization of debt discount	$289	$307
Portion of rentals representing an interest factor	68	69

Total fixed charges	$357	$376

Earnings available for fixed charges:
Net income	$1,424	$1,227
Equity earnings net of distributions	(12)	(15)
Income taxes	857	753
Fixed charges	357	376

Earnings available for fixed charges	$2,626	$2,341

Ratio of earnings to fixed charges	7.4	6.2